Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: KNBT Bancorp, Inc.
Commission File No.: 333-146617

Special Meeting of Shareholders

December 17, 2007*

Location:	National Penn office, 2201 Ridgewood Road,
Wyomissing, Pennsylvania

Time:	9:00 a.m., Local Time

_____________________________

*The meeting will be a “business only” meeting to vote upon the proposals described in the enclosed materials.  The meeting is expected to last only a few minutes.

Additional Information About the National Penn/KNBT Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the KNBT transaction, and National Penn and KNBT intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn, KNBT and the transaction. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn and KNBT, at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President & Chief Financial Officer
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

National Penn, KNBT and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn and KNBT in favor of the transaction. Information regarding the interests of the executive officers and directors of National Penn and KNBT in the transaction will be included in the joint proxy statement/prospectus.